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                           April 8, 2021

       Brendan Brennan
       Chief Financial Officer
       ICON public limited company
       South County Business Park
       Leopardstown
       Dublin 18, Ireland

                                                        Re: ICON public limited
company
                                                            Registration
Statement on Form F-4
                                                            Filed March 31,
2021
                                                            File No. 333-254891

       Dear Mr. Brennan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Ross Sturman